Exhibit 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to incorporation by reference in the Registration Statements (Form S-8 No. 33-46734) of our report dated June 26, 2008, relating to the statement of net assets available for benefits of Terra Industries Inc. Employees’ Savings and Investment Plan as of December 31, 2007 and 2006, the related statement of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets (held at end of year) as of December 31, 2007, which report appears in the December 31, 2007 Annual Report on Form 11-K of the of Terra Industries Inc. Employees’ Savings and Investment Plan.
BROWN SMITH WALLACE, L.L.C.
Saint Louis, Missouri
June 26, 2008